UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

Stream Communications Network, Inc.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, BC V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

April 25, 2002

NEWS RELEASE

Vancouver, Canada - April 25, 2002 - Stream Communications Network Inc. ("the Company"), a leading cable television provider in southern Poland, announces that Adam Wojcik, PhD has been appointed as its Chief Operating Officer as of April 23, 2002.

Mr. Wojcik has been with the Company since 1999 as President & CEO of its subsidiary, Stream Communications Ltd. in Poland. From 1993 to 1999 Mr. Wojcik worked for PTK, Poland's largest cable television company and a subsidiary of @Entertainment, Inc., as Regional Director for southern Poland and as Vice President for National Customer Operations. In 1997 Mr. Wojcik was elected a Director and Vice President of PTK, responsible for licensing and all major acquisitions of cable systems in southern Poland.

Mr. Wojcik obtained his PhD in mathematics from Jagiellonian University in Krakow in 1978 and a degree in Business Management from Central Connecticut State University in 1986. Mr. Wojcik has received the Scientific Secretary of Polish Academy of Sciences Award and has been a guest speaker at Universities in Sweden, France and the United States.

On April 12, 2002 the Company's Compensation Committee has approved to grant certain Directors and employees of the Company (collectively, the "Optionees") stock options (collectively, the "Options"), in accordance with its stock option plan approved by the shareholders at the Annual General Meeting on April 30, 2001 and by the Board of Directors on November 15, 2001, entitling such Optionees to collectively acquire up to 2,782.938 common shares of the Company at an exercise price of $1.60 per common share and 25,000 common shares of the Company at an exercise price of $2.80 for a period of five years from the Board's approval date.

About Stream Communications

Stream Communications Network is a leading broadband communications company providing cable television, telephone and high-speed Internet access in the densely populated markets in southern Poland. Stream is one of the fastest growing broadband cable companies in southern Poland, and through consolidation, construction and marketing aims to become the country's dominant cable TV and Internet operator in the region. Stream is headquartered in Vancouver, Canada with offices in Warsaw and Krakow.

/s/ Iwona Kozak

Iwona Kozak, VP

THE NEWS RELEASE HAS BEEN PREPARED BY THE MANAGEMENT OF THE COMPANY WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE VANCOUVER STOCK EXCHANGE NEITHER APPROVES NOR DISAPPROVES OF THE CONTENTS OF THIS NEWS RELEASE. THIS NEWS RELEASE MAY INCLUDE FORWARD- LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PRODUCTS, EXPANDING AND DIVERSIFYING THE COMPANY'S CUSTOMER BASE AND SALES CHANNELS, THE COMPANY'S ANALYSIS OF VARIOUS OPPORTUNITIES AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOUR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF ANY SECURTIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR OF ANY SUCH JURISDICTION.